FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

March 2, 2006

Hanson acquires Civil and Marine for £245 million

Hanson PLC, the international building materials company, announced today that it has acquired Civil and Marine (Holdings) Ltd ("C&M") for a net cash consideration of £245 million.

C&M is the UK market leading producer of ground granulated blast furnace slag
("GGBS"). In addition, it has established a significant grinding facility in
Florida, USA. It also has a controlling interest in a calumite joint venture which has operations in the UK and in the Czech Republic. C&M employs over 250 people.

GGBS is a high quality, environmentally friendly material which is increasingly specified as a substitute for conventional Portland cement content in concrete.

In the UK, C&M sold over 2 million tonnes of GGBS in 2005 from a national network of five grinding plants and four distribution depots. C&M established the GGBS grinding facility in Florida in March 2005 and the initial results from this operation are very promising.

For the year ended December 31, 2005, C&M's unaudited sales revenue was approximately £100 million and underlying EBITDA was approximately £26 million, including the first nine months of the US facility.

This acquisition will enhance Hanson's UK and US operations. In the UK, Hanson purchases nearly 2 million tonnes of cementitious products (cement and GGBS)
each year. In the US, Hanson buys GGBS from C&M through operations such as
PaverModule and the combined entities will provide a strong platform for growth.

Patrick O'Shea, Managing Director of Hanson Aggregates UK, commented: "This is a rare opportunity to add acquisition growth to our UK Aggregates business, following a strong year of organic earnings improvement in 2005. We have worked closely with C&M for a number of years and understand the increasingly valuable nature of its operations. This transaction provides us with an excellent balance in aggregates, cement related products and ready-mixed concrete."

Alan Murray, Chief Executive of Hanson PLC, added: "C&M is a great business in its own right, as well as being a good fit with Hanson. In particular, this acquisition strengthens our UK business and adds to our growth opportunities in the US."

Inquiries:          Nick Swift / Hilary Reid Evans
                    Hanson PLC
                    Tel: +44 (0)20 7245 1245

Notes about C&M and GGBS:

1. The vendors are the JM Uren Trust Corporation Limited (as trustee of
   The Uren 1988 Family Trust) and JML Uren, CA Hill and JM Trust Corporation Ltd
   (as trustees of the Michael Uren 1997 Settlement).

2. GGBS is produced in an environmentally friendly manner by grinding granulated blast furnace slag, a by-product from iron blast furnaces. Production consumes significantly less energy and emits lower levels of carbon dioxide than competing products.

3. GGBS can replace over 50% of the conventional Portland cement used in ready-mixed concrete, and in other forms of concrete such as pre-cast. GGBS provides concrete with a high compressive strength, increased protection against chemical erosion and an enhanced look and feel through a lighter colour and finer texture.

4. The five plants in the UK are located at Purfleet, Llanwern, Port
   Talbot, Scunthorpe and Teesside. The four depots are based in Teignmouth,
   Belfast (JV with Lafarge), Runcorn and Glasgow.

5. Calumite is used in the manufacture of glass.

6. Further details are available from www.civilandmarine.com

Notes about Hanson:

1. Hanson is one of the world's leading heavy building materials companies.  It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia,
   Asia Pacific and Continental Europe.

2. Hanson operates through six divisions: Hanson Aggregates North America,
   Hanson Building Products North America, Hanson Aggregates UK, Hanson Building
   Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.

3. Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

4. High-resolution Hanson images for editorial use are available from
   www.hanson.biz and from www.pixmedia.co.uk/30/company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   March 02, 2006